SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                               PDL BioPharma, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329Y104
         -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 22, 2007
         -------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------                              --------------------
CUSIP No. 69329Y104                                         Page 2 of 11 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                 I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    11,400,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,400,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,400,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------                              --------------------
CUSIP No. 69329Y104                                         Page 3 of 11 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,339,400
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,339,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,339,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------                              --------------------
CUSIP No. 69329Y104                                         Page 4 of 11 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    11,400,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,400,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,400,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------                              --------------------
CUSIP No. 69329Y104                                         Page 5 of 11 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                62,783
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     62,783
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            62,783
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.05%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D filed on March 5, 2007 (as amended by Amendment No. 1 thereto filed on March 21, 2007, Amendment No. 2 thereto filed on April 11, 2007, Amendment No. 3 thereto filed on April 18, 2007, and this Amendment No. 4, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company" or "Third Point"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company and the Offshore Fund, the "Third Point Reporting Persons"), and Jason Aryeh, an individual ("Mr. Aryeh", and together with the Third Point Reporting Persons, the "Reporting Persons"). This Amendment No. 4 relates to the common stock, par value $0.01 per share (the "Common Stock"), of PDL BioPharma, Inc., a Delaware corporation (the "Company").

     The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of the shares of Common Stock directly owned by JALAA Equities, LP ("JALAA") by virtue of his ability to vote and/or to dispose of the securities held by JALAA, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $226,611,028 of their own investment capital to acquire the 11,400,000 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $145,942,634 of its own investment capital to acquire its 7,339,400 shares of Common Stock. JALAA expended an aggregate of approximately $1,139,360 of its own investment capital to acquire the 62,783 shares of Common Stock that it holds.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On May 22, 2007, Third Point sent a letter to the unconflicted members of the Company's Board of Directors (the "Unconflicted Directors"), consisting of all members of the Board other than L. Patrick Gage, Ph.D., Chairman of the Board of the

Company, and Mark McDade, Chief Executive Officer of the Company. Among other things, Third Point's letter:

          (i) advised the Unconflicted Directors of the results of Third Point's investigation into several troubling management issues,

          (ii) questioned the manner in which Dr. Gage and Mr. McDade have screened communications between Third Point and the Board,

          (iii) expressed Third Point's willingness to present its views directly to the Board at the earliest possible date,

          (iv) reiterated the reasons why the Board should be expanded to accommodate Third Point representatives on the Board, and

          (v) expressed the hope that the Unconflicted Directors would draw the tough but necessary conclusion that the Board should no longer support Mr. McDade as Chief Executive Officer of the Company.

          In addition, Third Point's letter called for the removal of Dr. Gage as Chairman of the Board, in light of his efforts as chief apologist for Mr. McDade, and for the dismissal of Jeanmarie Guenot as Vice President, Corporate & Business Development.

          The May 22 letter from Third Point was sent to the Unconflicted Directors following receipt by Third Point of a letter from Dr. Gage on May 16, 2007 and an unsatisfactory conference call the same day between representatives of Third Point and Dr. Gage and Mr. McDade. The conference call with Dr. Gage and Mr. McDade had been arranged after Third Point had sent to the full Board on May 8, 2007 a private letter that, among other things, had reiterated Third Point's prior demands that the Board terminate Mr. McDade as Chief Executive Officer of the Company, add three shareholder representatives to the Board and retain an investment bank to explore strategic alternatives for the Company.

          A copy of Third Point's May 22, 2007 letter is attached to this
Schedule 13D as an exhibit and incorporated herein by reference in its entirety.

Item 5.   Interest in Securities of the Issuer.

          Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended by the following:

     (a) As of the date of this Amendment No. 4, the Management Company and Mr. Loeb beneficially own 11,400,000 shares of Common Stock (the "Third Point Shares"). The Third Point Shares represent 9.8% of the 116,603,643 shares of Common Stock outstanding as of May 2, 2007, as reported in the Company's Quarterly Report on Form

10-Q for the quarterly period ended March 31, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 7,339,400 shares of Common Stock, representing 6.3% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 11,400,000 shares of Common Stock held by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 7,339,400 shares of Common Stock held by the Offshore Fund. Mr. Aryeh has sole voting power and dispositive power over the 62,783 shares of Common Stock held by JALAA.

     (c) Schedules A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedules A and B were effected in open market transactions or, as indicated on Schedules A and B, through the exercise of call options held by the Funds. Except as set forth on Schedules A and B, since the most recent filing on Schedule 13D there were no transactions in the Common Stock or options to purchase Common Stock effected by any of the Management Company, Mr. Loeb, the Offshore Fund or Mr. Aryeh, nor, in the case of the Management Company and the Offshore Fund and to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 7.   Material to be Filed as Exhibits.

99.1. Letter, dated May 22, 2007, from Third Point to Samuel Broder, M.D., Karen A. Dawes, Bradford S. Goodwin, Laurence Jay Korn, Ph.D., Richard Murray, Ph.D., and John S. Saxe, Esq., members of the Board of Directors of the Company.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 2007


                                             THIRD POINT LLC

                                             By:  Daniel S. Loeb,
                                                  Chief Executive Officer


                                             By:  /s/ Justin Nadler
                                                --------------------------------
                                                Name:   Justin Nadler
                                                Title:  Attorney-in-Fact



                                             THIRD POINT OFFSHORE FUND, LTD.

                                             By:  Daniel S. Loeb, Director


                                              By:  /s/ Justin Nadler
                                                --------------------------------
                                                Name:   Justin Nadler
                                                Title:  Attorney-in-Fact



                                             DANIEL S. LOEB


                                             By:  /s/ Justin Nadler
                                                --------------------------------
                                                Name:   Justin Nadler
                                                Title:  Attorney-in-Fact




                                             /s/ Jason Aryeh
                                             -----------------------------------
                                             Jason Aryeh






               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                      WITH RESPECT TO PDL BIOPHARMA, INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                  since the most recent filing on Schedule 13D)


      Date           Transaction           Shares          Price Per Share($)
      ----           -----------           ------          ------------------

---------------- ------------------- ------------------ ------------------------
    04/20/07             BUY*             1,250,000              17.50
---------------- ------------------- ------------------ ------------------------
    04/24/07             BUY               100,000               25.19
---------------- ------------------- ------------------ ------------------------
    04/24/07             BUY               96,400                25.30
---------------- ------------------- ------------------ ------------------------
    04/30/07             SELL              (89,500)              25.26
---------------- ------------------- ------------------ ------------------------
    04/30/07             BUY               89,500                25.26
---------------- ------------------- ------------------ ------------------------
    05/18/07             BUY*              200,000               17.50
---------------- ------------------- ------------------ ------------------------
    05/18/07             BUY**             203,600               20.00
---------------- ------------------- ------------------ ------------------------

* Pursuant to the exercise of call options having a strike price of $17.50 per share.

** Pursuant to the exercise of call options having a strike price of $20.00 per share.

                                   Schedule B


               (Transactions by the Offshore Fund in Common Stock
                  since the most recent filing on Schedule 13D)


      Date           Transaction           Shares          Price Per Share($)
      ----           -----------           ------          ------------------

---------------- ------------------- ------------------ ------------------------
    04/20/07             BUY*             1,095,300               17.50
---------------- ------------------- ------------------ ------------------------
    04/24/07             BUY                49,800                25.19
---------------- ------------------- ------------------ ------------------------
    04/24/07             BUY                62,100                25.30
---------------- ------------------- ------------------ ------------------------
    04/30/07             SELL              (14,000)               25.26
---------------- ------------------- ------------------ ------------------------
    05/18/07             BUY*              137,500                17.50
---------------- ------------------- ------------------ ------------------------
    05/18/07             BUY**             132,600                20.00
---------------- ------------------- ------------------ ------------------------

* Pursuant to the exercise of call options having a strike price of $17.50 per share.

** Pursuant to the exercise of call options having a strike price of $20.00 per share.